OMNIRELIANT HOLDINGS, INC. 14375 Myerlake Circle Clearwater, Florida 33760	ABAZIAS, INC. 5214 SW 91st Terrace, Suite A Gainesville, Florida 32068

August 14, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	OmniReliant Holdings, Inc.
Registration Statement on Form S-4
File No. 333-157256

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, OmniReliant Holdings, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on August 14, 2009, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or Abazias, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
neither the Company nor Abazias may assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OmniReliant Holdings, Inc.		Abazias, Inc.

By:	/s/ Paul Morrison	By:	/s/ Oscar Rodriguez
Name:	Paul Morrison	Name:	Oscar Rodriguez
Title:	Chief Executive Officer	Title:	President, CEO